SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                              William St. Lawrence
                       Heller Ehrman White & McAuliffe LLP
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 832-8300

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 8, 2003
             (Date of Event which requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule-13G to report the acquisition which is the subject of this Schedule-13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                     0 (See Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         0 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [--]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)

         0% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Atlantic, LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                     0 (See Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         0 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   [--]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Finance, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                     0 (See Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         0 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [--]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                          17,760,872
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0 (See Item 5)
    EACH                   -----------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            17,760,872
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                     0 (See Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         17,760,872   (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    [--]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         72.5% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

                         Amendment No. 5 to Schedule 13D

     This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the Issuer") filed jointly by ClearBlue ("CBF"), ClearBlue Technologies, Inc. ("ClearBlue"), ClearBlue Atlantic, LLC ("ClearBlue Atlantic") and Atlantic Investors, LLC ("Atlantic Investors") (CBF, ClearBlue, ClearBlue and Atlantic Investors, collectively, the "Reporting Persons") on September 18, 2002 (the "Initial Filing"). This statement is being filed in order to amend Items 3, 4, 5 and 7.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     Pursuant to the terms of a certain Stock Purchase and Acquisition Agreement dated as of August 8, 2003 by and between ClearBlue and the Issuer (the "Stock Purchase Agreement"), ClearBlue acquired 1.1 million shares of the Issuer's Common Stock (the "Acquired Shares") in exchange for, among other things, (i) all of the issued and outstanding capital stock of six (6) wholly owned subsidiary and (ii) the release, of certain debt obligations of ClearBlue with the Issuer (the "Consideration"). The Stock Purchase Agreement is attached hereto as Exhibit A to this Amendment No. 5 to the Schedule 13D.

     The Stock Purchase Agreement referenced above is a plan of reorganization and it is intended that the transaction contemplated thereunder, together with certain transaction with ClearBlue's stockholders as described further herein will qualify as a reorganization under Section 368(a)(i)(D) of the Internal Revenue Code of 1986, as amended (the "Plan of Reorganization").

Item 4.  Purpose of Transaction.

     ClearBlue purchased the Acquired Shares for investment purposes and in connection with its Plan of Reorganization pursuant to which ClearBlue transferred substantially all of its operating assets in exchange for the Acquired Shares which shares, together certain other shares of the Issuer's common stock, were distributed pro rata to ClearBlue's stockholders as described herein in Item 5(c). The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of
Item 4 of Rule 13d-101 of the Securities Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

     (a) As of August 26, 2003, Atlantic Investors, for purposes of Rule 13d-3 of the Exchange Act, in the aggregate beneficially owns 17,760,872 shares of the Issuer's Common Stock (the "Shares"), representing approximately 72.5% of the outstanding shares of Common Stock. Based on conversations with the Issuer, 24,511,957 shares of the Issuer's Common Stock were issued and outstanding as of August 21, 2003 and the percentage above is calculated based on this information. The Shares exclude 170,878 shares of the Issuer's common stock underlying an option granted by Atlantic Investors to a certain individual (as described herein). The holder of the option may exercise the option with respect to all or a portion of the shares underlying the option at any time before August 21, 2013. (b) Atlantic Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. (c) On August 7, 2003, CBF distributed to ClearBlue, its sole stockholder, 10,559,248 shares of the Issuer's common stock in exchange for ClearBlue's shares of common stock of CBF. In connection with the Plan of Reorganization and anticipated liquidation of ClearBlue, ClearBlue (i) acquired on August 8, 2003, pursuant to the Stock Purchase Agreement 1.1 million shares of the Issuer's common stock for the Consideration and (ii) distributed on August 21, 2003 and August 26, 2003 all of its shares of the Issuer's common stock (other than 7,106,067 shares of the Issuer's common stock distributed to Atlantic Investors as described herein) to its stockholders, including Atlantic Investors and ClearBlue Atlantic, in exchange for such stockholders shares of ClearBlue common stock (the "ClearBlue Distribution"). ClearBlue distributed an aggregate of 4,864,827 shares of the Issuer's common stock in connection with the ClearBlue Distribution. ClearBlue effected the ClearBlue Distribution with its non-affiliated stockholders pursuant to the agreements attached hereto as Exhibits C, D and E to this Amendment No. 5 to the Schedule 13D. Simultaneously with the August 26, 2003 ClearBlue Distribution to Atlantic Investors and certain other stockholders of ClearBlue, ClearBlue transferred 7,106,067 shares of the Issuer's common stock to Atlantic Investors to satisfy certain intra-company obligations owed to Atlantic Investors by ClearBlue. Similarly, in connection with ClearBlue Atlantic's proposed liquidation and eventually dissolution ClearBlue Atlantic in transactions effected on August 21, 2003 and August 26, 2003 distributed to Atlantic Investors, its managing member, all of its shares of the Issuer's common stock (the "ClearBlue Atlantic Distribution"). ClearBlue Atlantic distributed to Atlantic Investors an aggregate of 10,505,947 shares of the Issuer's common stock (the "ClearBlue Atlantic Shares") in connection with the ClearBlue Distribution. Of such ClearBlue Atlantic Shares, 8,110,559 shares were distributed to Atlantic Investors on August 21, 2003 and 2,395,348 shares were distributed to Atlantic Investors on August 26, 2003. In a related transaction also effected on August 21, 2003, but prior to the ClearBlue Liquidation Distribution, ClearBlue distributed 189,802 shares of the Issuer's common stock to the former stockholders of Avasta, Inc. to satisfy certain anti-dilution obligations of ClearBlue. Following the August 21, 2003 ClearBlue Atlantic Distribution transaction, Atlantic Investors on August 21, 2003 granted pursuant to an option agreement (the "Option Agreement") an option to a certain individual to purchase 170,898 shares of the Issuer's common stock. A copy of the Option Agreement is attached hereto as Exhibit B to this Amendment No. 5 to the Schedule 13D. Except as set forth above in this Item 5, no transactions in the Issuer's common Stock have been effected during the past 60 days by CBF, ClearBlue, ClearBlue Atlantic, Atlantic Investors or, to the best of their knowledge, by any of the persons named in Exhibit A to the Initial Filing. (d) Not Applicable. (e) Not Applicable.

Item 7.  Material to be Filed as Exhibits.
1.       Exhibit A:  Stock Purchase and Asset Acquisition Agreement dated as of
                     August 8, 2003 by and among NaviSite, Inc., ClearBlue Technologies, Inc. and certain wholly-owned subsidiaries of ClearBlue Technologies, Inc.
2.       Exhibit B:  Option Agreement by and between Atlantic Investors LLC and
                     Denis Martin dated August 21, 2003.
3.       Exhibit C:  Transaction Agreement by and between ClearBlue
                     Technologies, Inc. and Davis Martin dated August 21, 2003.
4.       Exhibit D:  Stock Exchange Agreement by and between ClearBlue
                     Technologies, Inc. and CMGI, Inc.
5.       Exhibit E:  Transaction Agreement by and between ClearBlue
                     Technologies, Inc. and Hewlett-Packard Financial Services Company dated August 26, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2003



CLEARBLUE TECHNOLOGIES, INC.


By:_______________________________
Name:  Arthur Becker
Title:    Vice President

CLEARBLUE FINANCE, INC.


By:_______________________________
Name:  Arthur Becker
Title:   President


CLEARBLUE ATLANTIC LLC

By: Atlantic Investors, LLC, its Managing Member

By Madison Technology LLC, a Managing member

By: _______________________________
Name: Arthur Becker
Title:    Managing Member

ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By:  _______________________________
Name:  Arthur Becker
Title:    Managing Member